Morgan, Lewis & Bockius LLP

One Federal Street

Boston, MA 02110

April 28, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Legg Mason Partners Equity Trust, a Maryland statutory trust (the “Registrant”)

(filing relates to BrandywineGLOBAL – Corporate Credit Fund and

BrandywineGLOBAL – High Yield Fund)

(File Nos. 033-43446 and 811-06444)

Ladies and Gentlemen:

This letter is filed in response to comments received on April 19, 2021 from Alison White of the Staff of the Securities and Exchange Commission (the “Commission”), regarding Post-Effective Amendment No. 491 (“Amendment No. 114”) to the Registrant’s registration statement on Form N-1A, as filed with the Commission on March 5, 2021 by the Registrant with respect to its series, BrandywineGLOBAL – Corporate Credit Fund (“Corporate Credit Fund”) and BrandywineGLOBAL – High Yield Fund (“High Yield Fund” and, together with Corporate Credit Fund, the “Funds”). In connection with proposed reorganizations, substantially all of the assets of Diamond Hill Corporate Credit Fund and Diamond Hill High Yield Fund, each a series of Diamond Hill Funds (the “Target Funds”), will be transferred to Corporate Credit Fund and High Yield Fund, respectively (the “Reorganizations”). A summary of the comments received from Ms. White and the Registrant’s responses are set forth below.

1. Comment (Corporate Credit Fund, Investment objective, page 2): Please explain supplementally, but with a view to improved disclosure, the reference to the five-year time horizon in the Fund’s investment objective.

Response: The Registrant supplementally advises the Staff that, consistent with the approach taken by the relevant Target Fund, the reference to the five-year time horizon in the Fund’s investment objective represents an appropriate market cycle for assessing the performance of the Fund and is consistent with the Fund’s strategy of generally maintaining a dollar-weighted effective duration of less than five years. Accordingly, the Registrant respectfully submits that no further disclosure is required.

2. Comment (Corporate Credit Fund, Fee table, page 2): Please advise how you established other expenses and determined that the amount was reasonable. [This comment applies to High Yield Fund as well.]

Response: The Registrant advises the Staff that the Fund’s manager and subadviser established the Fund’s estimated expenses based on an analysis of the anticipated custodian, transfer agency, fund accounting and other operating expenses of the Fund and the operating expenses of other series of the Registrant. The Registrant believes such estimates to be reasonable. The Registrant also notes that the presentation of other expenses in the fee table is consistent with the pro forma total annual fund operating expenses presented in the proxy statement/registration statement on Form N-14 previously filed by the Fund in connection with the proposed Reorganization of the Target Fund with and into the Fund.

3. Comment (Corporate Credit Fund, Portfolio turnover, page 3): The Staff referred to the following disclosure: “The fund is newly offered; therefore, it does not have a turnover rate to report for the most recent fiscal year. During the most recent fiscal year of the Predecessor Fund (defined below), the Predecessor Fund’s portfolio turnover rate was [    ]% of the average value of its portfolio.” Given that the Fund will be assuming the performance history of the applicable Target Fund, the Staff requested that the first quoted sentence above be removed. [This comment applies to High Yield Fund as well.]

Response: The Registrant will remove the sentence referenced by the Staff.

4. Comment (Corporate Credit Fund, Principal investment strategy, page 3): Please consider defining “dollar-weighted effective duration” in this section, rather than on page 10.

Response: In response to the Staff’s comment, the Registrant will supplement the current disclosure on page 3 to add that the expected duration of a security seeks to measure the expected sensitivity of its market price to changes in interest rates.

5. Comment (Corporate Credit Fund, Principal investment strategy, page 3): Please clarify that, under normal circumstances, the Fund will maintain a dollar-weighted effective duration of less than five years.

Response: In response to the Staff’s comment, the Registrant will add the word “years” to the description of the Fund’s dollar-weighted effective duration.

6. Comment (Corporate Credit Fund, Principal investment strategy, page 3): Please clarify what it means to “take advantage of inefficiencies . . . in the fixed-income markets.” [This comment applies to High Yield Fund as well.]

Response: In response to the Staff’s comment, the Registrant will add the following clarifying disclosure: “The subadviser will attempt to take advantage of inefficiencies that it believes exist in the fixed-income markets by purchasing securities at prices below the subadviser’s estimate of their fair value with the goal of selling securities as they approach or exceed the subadviser’s estimate of their fair value.”

7. Comment (Corporate Credit Fund, Principal risks, page 4): It was noted that this section includes disclosure on “foreign investments and emerging markets risk.” Please state in the description of the Fund’s principal investment strategies that investing in emerging markets will be a principal strategy of the Fund. [This comment applies to High Yield Fund as well.]

Response: In response to the Staff’s comment, the Registrant will add disclosure to clarify that the Fund’s investments in non-U.S. companies may include issuers in emerging markets.

8. Comment (Corporate Credit Fund, Principal risks, page 6): The Staff requested that the Registrant advise why “stock market and equity securities risk” is a principal risk for a fixed income fund, or that the disclosure be revised. [This comment applies to High Yield Fund as well.]

Response: The Registrant notes that, while the fund intends to invest at least 80% of its net assets in corporate debt securities under normal market conditions, the Fund may invest up to 20% of its assets in other types of securities, including equity securities, as stated in the Fund’s “principal investment strategies” section. Accordingly, the Registrant believes that it is appropriate and helpful to shareholders to discuss the risks of investing in equity securities.

9. Comment (Corporate Credit Fund, More on the fund’s investment strategies, investments and risks, page 10): Please clarify which strategies and risks discussed in this section are principal and which are not, and confirm that all principal strategies and risks are disclosed in response to Item 4. Please consider moving all non-principal risks and strategies to the Statement of Additional Information. [This comment applies to High Yield Fund as well.]

Response: The Registrant respectfully submits that the current disclosure is consistent with the requirements of Form N-1A. The Registrant has taken a layered approach to its disclosure of investment strategies and risks that it believes is consistent with the requirements of Form N-1A. The Fund’s principal investment strategies and risks are identified under the headings “Principal investment strategies” and “Principal risks” in Item 4, while more information on such investment strategies, the types of investments the Funds may utilize in implementing them and related risks is provided in the section titled “More on the fund’s investment strategies, investments and risks” in Item 9. While certain investment strategies discussed in Item 9 are not specifically named in Item 4, the discussion in Item 9 provides greater detail on the principal strategies addressed in Item 4. The Fund does not believe that dividing this section into additional subsections is required or that it would be of material benefit to investors. The Registrant confirms that all principal strategies and risks are disclosed in response to Item 4.

10. Comment (Corporate Credit Fund, Fixed income securities, page 12): It was noted that this section lists several terms used to describe fixed income securities and then states that the use of those terms in the prospectus is not intended to be limiting. Please advise as to what is meant by that statement or revise the disclosure. [This comment applies to High Yield Fund as well.]

Response: As there are a number of different overlapping terms used in investing parlance, the Registrant believes that it is helpful to investors to explain that the terms listed in this disclosure all refer to fixed income securities and that the use of these terms in the prospectus should not be read narrowly. Accordingly, the Registrant respectfully submits that no revision to the disclosure is required.

11. Comment (Corporate Credit Fund, Preferred stock and convertible securities, page 15): It was noted that this section includes a reference to contingent convertible securities. If investing in contingent convertible securities will be a principal investment strategy of the Fund, please add specific Item 4 strategy and risk disclosure. [This comment applies to High Yield Fund as well.]

Response: The Registrant advises the Staff that investing specifically in contingent convertible securities is not itself a stated policy of the Fund. However, as noted in the response to Comment #9, the discussion of preferred stock and convertible securities (including contingent convertible securities) provides greater detail on the types of investments described in the “Principle investment strategies” section. Accordingly, the Registrant does not believe that additional Item 4 strategy and risk disclosure regarding contingent convertible securities is required.

12. Comment (Corporate Credit Fund, Equity securities, page 15): It is unclear why investments in other investment companies are mentioned in this section elsewhere in the prospectus, but not in response to Item 4. In this regard, the Staff noted that the Fund’s fee table includes a line item for “Acquired Fund Fees & Expenses.” If investment in ETFs and other investment companies will be a principal investment strategy of the Fund, please add appropriate Item 4 disclosure. [This comment applies to High Yield Fund as well.]

Response: In response to the Staff’s comment, the Registrant will add disclosure to clarify that the Fund’s investments in equity securities may include securities of other investment companies.

13. Comment (Corporate Credit Fund, Defensive investing, page 16): Please disclose the effect of taking temporary defensive investment positions, as required by Instruction 6 to Item 9(b)(1). [This comment applies to High Yield Fund as well.]

Response: The Registrant respectfully notes that the risks of taking temporary defensive positions is discussed under the risk disclosure titled “Cash management and defensive investing risk.”

14. Comment (Corporate Credit Fund, Expense limitation, page 24): Given that the recoupment period could potentially exceed three years, please confirm that the Fund would not reflect the possible recoupment of reimbursed expenses in the fee table unless it has first conducted a FAS 5 analysis concluding that recoupment is not probable and provided the analysis to the Fund’s auditor. [This comment applies to High Yield Fund as well.]

Response: The Registrant represents that, consistent with its established procedures and current practices, it will conduct the FAS 5 analysis with respect to recoupment and provide the analysis to the Funds’ independent auditor.

The Fund has not yet commenced operations and cannot recoup waived fees or reimbursed expense amounts incurred prior to its operation, so any such analysis can only be done prospectively.

The Registrant does not believe that the conditions of FAS 5 will require the Registrant to record a liability for the potential recapture of expenses waived or reimbursed. FAS 5 states that, in order to accrue a loss contingency, two conditions must be met: (1) it must be probable that an asset has been impaired or a liability has been incurred; and (2) the amount of loss can be reasonably estimated. The Registrant does not believe that either condition has been met. In order for the event to be probable and able to be estimated, net assets for the Funds would have to increase significantly and/or expenses would have to significantly decrease. The Registrant further believes that the conditions noted under CON 6 paragraph 36 and AAG 8.07 (2014) do not require the Registrant to treat the potential recapture as a liability. The Registrant notes that, in its experience, very little expense reimbursements are recaptured within the time period allowed under the applicable expense limitation agreement. The Registrant records this type of liability when it believes that the conditions have been met.

15. Comment (High Yield Fund, Fee table, page 3): Given that the recoupment period could potentially exceed three years, please either remove the reference to possible recoupment of reimbursed expenses or confirm that the Fund has conducted a FAS 5 analysis concluding that recoupment is not probable and provided the analysis to the Fund’s auditor.

Response: Please see the response to Comment #14, which applies to High Yield Fund as well.

16. Comment (High Yield Fund, Principal investment strategies, page 4): Please disclose whether the fund has any targeted maturity or duration.

Response: In response to the Staff’s comment, the Registrant will add a statement to the “Principal investment strategies” disclosure to clarify that the Fund may invest in securities of any maturity and does not maintain a dollar-weighted effective duration target for the securities in which it invests.

17. Comment (High Yield Fund, Principal investment strategies, page 4): Please confirm that investing in the types of securities described in the second paragraph of this section are principal strategies of the Fund. In this regard, please explain why investing in equity securities is a principal investment strategy of a high yield bond fund.

Response: The Registrant advises the Staff that, as stated in the “Principal investment strategies” section, the Fund may invest in the types of securities referenced in the sentence cited by the Staff, subject to the Fund’s strategy of investing up to 80% of its assets, under normal market conditions, in high yield corporate debt securities. The Registrant respectfully submits that no revisions to the disclosure are required.

18. Comment (High Yield Fund, Principal investment strategies, page 4): The Staff noted that the last sentence in this section states that the subadviser seeks to invest in securities that the subadviser expects to offer attractive prospects for current income and/or capital appreciation in relation to the risk borne. Please revise to provide additional disclosure about the analyses and data the subadviser uses to evaluate an investment’s prospects for current income and/or capital appreciation and risk.

Response: The Registrant notes that the first sentence of the paragraph referenced by the Staff includes a discussion of the risk/reward analysis performed by the subadviser in selecting securities and describes factors considered by the subadviser in performing that analysis. However, in response to the Staff’s comment, the Registrant will expand such disclosure in both the “Principal investment strategies” section and the “Selection process” section to add that the subadviser also considers the yield of a potential investment.

19. Comment (High Yield Fund, Principal investment strategies, page 9): Please provide the following information supplementally:

a. Describe the background of Diamond Hill High Yield Fund, LP (the “Predecessor Private Fund”), including information about when and why the Predecessor Private Fund was created.

Response: As a preliminary matter, the Registrant notes that, in connection with the proposed Reorganization, High Yield Fund will be the performance and accounting successor to the Target Fund, which has operated as a registered investment company since January 1, 2016. The Target Fund is itself the successor to the Predecessor Fund, as the result of a reorganization that occurred on December 31, 2015. The initial registration of the Target Fund was filed on Form N-1A on October 6, 2015 and was reviewed by the Staff. Responses to applicable items below are consistent with responses provided by the Target Fund in connection with such review.

Since the launch of the Target Fund on January 1, 2016, the Target Fund has included in its reported performance the performance of the Predecessor Private Fund for the period from December 4, 2014 (date of commencement of operations) through December 31, 2015 (date of reorganization into the Target Fund). As the performance and accounting successor to the Target Fund, High Yield Fund presents in its registration statement the performance and financial history of the Target Fund in accordance with N-1A and applicable accounting guidelines.

In response to the Staff’s comment, the Registrant supplementally reports that it has been advised by the investment adviser of the Target Fund (“Diamond Hill”) that (i) the Predecessor Private Fund was formed to take advantage of the skills of a portfolio manager who had substantial experience investing in high yield bonds and to offer clients a wider range of fixed income investment options and (ii) Diamond Hill later chose to organize the Target Fund as a successor to the Predecessor Private Fund in order to provide another option for investors seeking greater high yield exposure than the other fixed income fund then offered by the investment adviser.

b. State that the adviser for the Target Fund was the adviser for the Predecessor Private Fund for the entire performance period shown. Also, state whether the adviser managed any other funds that were materially equivalent to the Predecessor Private Fund. Were these other funds converted to registered companies, and if not, why not? Please explain why the Predecessor Private Fund was chosen to be registered and if any other materially equivalent fund had lower performance as compared with the Predecessor Private Fund.

Response: The Registrant supplementally informs the Staff that Diamond Hill has advised that it has served as investment adviser of the Target Fund and the Predecessor Private Fund for the entire performance period shown and, further, that John McClain and William Zox, who are to serve as portfolio managers of High Yield Fund, have served as portfolio managers of the Target Fund and the Predecessor Private Fund since the inception of each fund. Diamond Hill has advised the Registrant that Diamond Hill did not manage any other funds that were materially equivalent to the Predecessor Private Fund at the time the Target Fund was formed. In response to the Staff’s question as to why the Predecessor Private Fund was chosen to be registered, please see the response to Comment #19.a above.

c. State whether the Predecessor Private Fund transferred substantially all of its portfolio securities or whether the Predecessor Private Fund transferred only a portion of its assets to the newly registered Target Fund.

Response: The Registrant supplementally informs the Staff that Diamond Hill has advised that the Predecessor Fund transferred substantially all of its portfolio securities to the Target Fund in connection with the reorganization of the Predecessor Private Fund with and into the Target Fund.

d. State whether the adviser believes that the Predecessor Private Fund could have complied with Subchapter M of the Internal Revenue Code.

Response: The Registrant supplementally informs the Staff that Diamond Hill has advised that it believes the Predecessor Private Fund could have complied with the provisions of Subchapter M of the Internal Revenue Code relevant to the Predecessor Private Fund’s operations.

e. Describe supplementally whether the Predecessor Private Fund made any investment strategy changes to the fund within a one year period prior to the date the registration statement was filed and whether such changes were made in anticipation of the conversion to a registered investment company. In addition, please discuss any variation in the level of assets (e.g., via redemptions, transfers of assets to another person or fund, cash infusions) of the Predecessor Private Fund within a one year period prior to the date the registration statement was filed. If any investors in the Predecessor Private Fund redeemed out of the Predecessor Private Fund within one year of this date, please describe whether such investors were able to invest in a fund with substantially similar investment strategies to that of the Predecessor Private Fund.

Response: The Registrant supplementally informs the Staff that Diamond Hill has advised that the Predecessor Private Fund did not make any investment strategy changes within a one year period prior to the date the registration statement was filed with respect to the Target Fund. The Registrant also supplementally informs the Staff that Diamond Hill has advised that there were no redemptions or any other investor transactions in the Predecessor Private Fund within the one year period prior to the date the registration statement was filed.

20. Comment (High Yield Fund, Principal investment strategies, page 9): Please revise the performance presentation so that it reflects the gross fees and expenses of the fund (vs. the net fees and expenses of the fund). Also, if the presentation adjusted for the fund’s fees and expenses results in higher performance than that using the predecessor fund’s actual fees and expenses, you may only show the latter.

Response: The Registrant notes that, as discussed above, the Registrant is the performance and accounting successor to the Target Fund and, accordingly presents in its registration statement the performance and financial history of the Target Fund in accordance with Form N-1A and applicable accounting guidelines. The Registrant notes that the Target Fund has operated as a registered investment company since January 1, 2016 and, since commencing operations has included in its reported performance the performance of the Predecessor Private Fund for the period from December 4, 2014 through December 31, 2015. Accordingly, the Registrant respectfully submits that it would not be appropriate to adjust the Target Fund’s past performance history as previously presented to shareholders, and that any such adjustment would be confusing, and potentially misleading, to shareholders.

Notwithstanding the foregoing, the Registrant supplementally informs the Staff that Diamond Hill has advised that Predecessor Private Fund performance reflected in the Target Fund’s performance for periods prior to the commencement of operations of the Target Fund was adjusted to reflect the higher gross fees and expenses of the Target Fund.

21. Comment (High Yield Fund, Principal investment strategies, page 9): Please advise whether the performance was calculated using the standardized SEC method. If not, please disclose how the performance was calculated and that the method differs from the standardized SEC method.

Response: The Registrant supplementally informs the Staff that Diamond Hill has advised that the performance was calculated using the standardized SEC method.

22. Comment (High Yield Fund, Principal investment strategies, page 9): Please represent supplementally the fund has the records necessary to support the calculation of the performance as required by rule 204-2(a)(16) under the Investment Advisers Act.

Response: The Registrant supplementally informs the Staff that Diamond Hill has advised that it has the records necessary to support the calculation of the performance as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940. The Registrant further supplementally advises the Staff that it will acquire copies of such records in connection with the Reorganization involving the Target Fund and High Yield Fund.

Please contact the undersigned at 617-951-8267 with any questions or comments you might have regarding the above.

Sincerely,

/s/ Barry N. Hurwitz